UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 20, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 20, 2012, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2012. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2012. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued April 20, 2012:
        Global Comparable Sales Drive First Quarter Results at McDonald's

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 20, 2012

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued April 20, 2012:
Global Comparable Sales Drive First Quarter Results at McDonald's

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2012

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/20/12

FOR MORE INFORMATION CONTACT:
Investors: Kathy Martin, 630-623-7833
Media: Lisa McComb, 630-623-3707

GLOBAL COMPARABLE SALES DRIVE FIRST QUARTER RESULTS AT MCDONALD'S

OAK BROOK, IL — McDonald's Corporation today announced results for the first quarter ended March 31, 2012, posting higher revenue, operating income and earnings per share over the prior year.

"McDonald's continued momentum in first quarter drove market share gains and profitability across all geographic segments," said McDonald's Chief Executive Officer Jim Skinner. "The ongoing strength of McDonald's results, amidst persistent economic headwinds, is a testament to our customer-focused plans and our proven business model. We remain committed to the global priorities that are most impactful to our customers – evolving our menu, modernizing the customer experience and broadening accessibility to our Brand. As we enter the second quarter, global comparable sales growth for April is expected to be about 4%."

First Quarter highlights included:

- Global comparable sales increased 7.3%, and benefited from one additional day due to leap year
- Consolidated revenues increased 7% (8% in constant currencies)
- Consolidated operating income increased 8% (9% in constant currencies)
- Diluted earnings per share of $1.23, up 7% (8% in constant currencies)
- Returned $1.5 billion to shareholders through share repurchases and dividends

McDonald's U.S. generated comparable sales of 8.9% and robust guest traffic through a balanced approach to variety, convenience and value. Top-line performance benefited from the ongoing popularity of McDonald's classic core favorites, menu innovations such as Chicken McBites, the enhanced customer experience of McDonald's reimaged restaurants and favorable weather. Operating income for the quarter rose 10%.

Europe delivered solid comparable sales growth of 5.0% and operating income growth of 4% (8% in constant currencies) for the quarter. Performance in the U.K. and Russia led the segment's sales growth, with France and Germany also contributing. Europe's emphasis on everyday affordability, premium product innovation and restaurant reimaging continued to provide an appealing restaurant experience and contributed to the segment's quarterly results. Ongoing economic challenges and severe weather in February negatively impacted the quarter.

Asia/Pacific, Middle East and Africa's (APMEA) comparable sales increase of 5.5% reflected broad-based growth led by China, Australia and Japan. APMEA's operating income rose 10% (7% in constant currencies) as strong execution of the segment's core menu, compelling value and convenience strategies drove results.

Jim Skinner concluded, "Last month I announced my plan to retire from McDonald's in June. As I reflect on the past eight years, I am inspired by the Owner/Operators, suppliers and employees around the world who have aligned behind the Plan to Win and made McDonald's more relevant for more customers than ever before. Looking ahead, I am confident that Don Thompson and his leadership team possess the vision, talent and commitment to seize the future and take McDonald's brand and business performance to new heights. I wish all McDonald's stakeholders the very best knowing the brightest days for McDonald's still lie ahead."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters Ended March 31,	2012	2011	% Inc	% Inc Excluding Currency Translation
Revenues	$ 6,546.6	$ 6,111.6	7	8
Operating income	1,964.6	1,825.9	8	9
Net income	1,266.7	1,209.0	5	6
Earnings per share-diluted*	1.23	1.15	7	8

* Foreign currency translation had a negative impact of $0.01 on diluted earnings per share for the quarter.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Growth in comparable sales is driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2012.

McDonald's Corporation will broadcast its investor conference call live over the Internet at 9:00 a.m. Central Time on April 20, 2012. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release April 2012 sales information on May 8, 2012.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended March 31,	2012	2011	Inc / (Dec) $	%
Revenues				
Sales by Company-operated restaurants	$4,432.2	$4,152.7	279.5	7
Revenues from franchised restaurants	2,114.4	1,958.9	155.5	8
TOTAL REVENUES	6,546.6	6,111.6	435.0	7
Operating costs and expenses				
Company-operated restaurant expenses	3,654.4	3,416.7	237.7	7
Franchised restaurants-occupancy expenses	374.7	354.3	20.4	6
Selling, general & administrative expenses	592.5	563.6	28.9	5
Impairment and other charges (credits), net	—	—	—	n/m
Other operating (income) expense, net	(39.6)	(48.9)	9.3	19
Total operating costs and expenses	4,582.0	4,285.7	296.3	7
OPERATING INCOME	1,964.6	1,825.9	138.7	8
Interest expense	128.9	120.1	8.8	7
Nonoperating (income) expense, net	(11.8)	6.9	(18.7)	n/m
Income before provision for income taxes	1,847.5	1,698.9	148.6	9
Provision for income taxes	580.8	489.9	90.9	19
NET INCOME	$1,266.7	$1,209.0	57.7	5
EARNINGS PER SHARE-DILUTED	$ 1.23	$ 1.15	0.08	7
Weighted average shares outstanding-diluted	1,030.0	1,054.6	(24.6)	(2)

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2012

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter ended March 31, 2012, hereafter referred to as the "quarter". This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended March 31,	2012	2011	Currency Translation Benefit/ (Cost) 2012
Revenues	$6,546.6	$6,111.6	$ (74.6)
Company-operated margins	777.8	736.0	(8.8)
Franchised margins	1,739.7	1,604.6	(19.1)
Selling, general & administrative expenses	592.5	563.6	4.5
Operating income	1,964.6	1,825.9	(22.7)
Net income	1,266.7	1,209.0	(15.5)
Earnings per share-diluted	1.23	1.15	(0.01)

Foreign currency translation had a negative impact on consolidated operating results for the quarter driven primarily by the weaker Euro.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 5% (6% in constant currencies) to $1,266.7 million and diluted earnings per share increased 7% (8% in constant currencies) to $1.23. Foreign currency translation had a negative impact of $0.01 per share on diluted earnings per share.

For the quarter, the growth rates on net income and diluted earnings per share were negatively impacted by an increase in the effective income tax rate, while the growth rate on diluted earnings per share benefited from a decrease in diluted weighted average shares outstanding.

During the quarter, the Company repurchased 8.1 million shares of its stock for $802.8 million and paid a quarterly dividend of $0.70 per share or $712.3 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended March 31,	2012	2011	% Inc/ (Dec)	% Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,089.6	$1,004.6	8	8
Europe	1,834.6	1,758.6	4	9
APMEA*	1,306.5	1,181.0	11	8
Other Countries & Corporate**	201.5	208.5	(3)	(2)
Total	$4,432.2	$4,152.7	7	8
Franchised revenues				
U.S.	$1,012.7	$ 921.2	10	10
Europe	700.9	681.4	3	7
APMEA*	250.1	219.5	14	10
Other Countries & Corporate**	150.7	136.8	10	13
Total	$2,114.4	$1,958.9	8	9
Total revenues				
U.S.	$2,102.3	$1,925.8	9	9
Europe	2,535.5	2,440.0	4	8
APMEA*	1,556.6	1,400.5	11	8
Other Countries & Corporate**	352.2	345.3	2	4
Total	$6,546.6	$6,111.6	7	8

*   APMEA represents Asia/Pacific, Middle East and Africa.

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities.

• *Consolidated:* Revenues increased 7% (8% in constant currencies) for the quarter. The constant currency growth was driven primarily by strong comparable sales as well as expansion.

• *U.S.:* Revenues increased for the quarter due to strong comparable sales. Comparable sales were driven by classic core favorites, menu innovations such as Chicken McBites, the enhanced customer experience due to reimaged restaurants and favorable weather.

• *Europe:* The constant currency increase in revenues for the quarter was primarily driven by strong comparable sales increases in Russia (which is entirely Company-operated) and the U.K., as well as expansion in Russia. France and Germany also contributed to the increase in revenues.

• *APMEA:* The constant currency increase in revenues for the quarter was primarily driven by comparable sales increases in China, Australia and most other markets, as well as expansion in China.

2

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Growth in comparable sales is driven by changes in guest counts and average check, which is affected by changes in pricing and product mix.

COMPARABLE SALES

| | % Increase | | | |
| | Months Ended March 31,* | | Quarters Ended March 31,** | |
	2012	2011	2012	2011
U.S.	8.0	3.0	8.9	2.9
Europe	6.9	4.9	5.0	5.7
APMEA	6.4	0.5	5.5	3.2
Other Countries & Corporate	12.0	8.7	11.6	7.8
Total	7.7	3.6	7.3	4.2

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 1.7% to 3.4% in March 2012. In addition, the timing of holidays can impact comparable sales. For the quarter, comparable sales benefited from an extra day due to leap year.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 4.8% and 3.6% for the quarters 2012 and 2011, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended March 31, 2012 | | Quarter Ended March 31, 2012 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	9	9	10	10
Europe	4	10	4	8
APMEA	11	11	13	10
Other Countries & Corporate	10	14	10	14
Total	8	10	9	10

FRANCHISED SALES
Dollars in millions

Quarters Ended March 31,	2012	2011	% Inc	% Inc Excluding Currency Translation
U.S.	$ 7,377.5	$ 6,714.6	10	10
Europe	3,985.8	3,863.1	3	7
APMEA	3,425.7	3,023.4	13	11
Other Countries & Corporate	1,889.1	1,685.9	12	16
Total*	$16,678.1	$15,287.0	9	10

* Sales from developmental licensed restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $3,891.9 million and $3,423.6 million for the quarters 2012 and 2011, respectively. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

	Percent		Amount			
Quarters Ended March 31,	2012	2011	2012	2011	% Inc	% Inc Excluding Currency Translation
Franchised						
U.S.	83.4	82.8	$ 844.4	$ 762.3	11	11
Europe	77.9	77.7	545.7	529.5	3	7
APMEA	88.6	89.2	221.6	195.9	13	10
Other Countries & Corporate	85.0	85.5	128.0	116.9	9	13
Total	82.3	81.9	$1,739.7	$1,604.6	8	10
Company-operated						
U.S.	18.8	19.5	$ 204.7	$ 196.2	4	4
Europe	17.5	17.2	321.7	303.1	6	11
APMEA	16.9	17.5	220.4	206.8	7	4
Other Countries & Corporate	15.4	14.4	31.0	29.9	4	6
Total	17.5	17.7	$ 777.8	$ 736.0	6	7

- ***Franchised:*** Franchised margin dollars increased $135.1 million or 8% (10% in constant currencies) for the quarter.
  - ***U.S.:*** The franchised margin percent increased for the quarter primarily due to strong comparable sales, partly offset by higher depreciation, mostly related to reimaging.
  - ***Europe:*** The franchised margin percent increased for the quarter primarily due to positive comparable sales, partly offset by higher rent expense due to contractual escalations.
  - ***APMEA:*** While the franchised margin dollars increased for the quarter resulting from positive comparable sales, the margin percent decreased primarily due to the 2012 change in classification of certain amounts from revenues to restaurant occupancy expenses in Australia. Although the change in classification results in a decrease to the franchised margin percentage, there is no impact on the reported franchised margin dollars.

- **Company-operated:** Company-operated margin dollars increased $41.8 million or 6% (7% in constant currencies) for the quarter.

  - **U.S.:** The Company-operated margin percent for the quarter decreased as strong comparable sales were more than offset by higher commodity costs, and to a lesser extent higher occupancy and labor costs.

  - **Europe:** The Company-operated margin percent increased for the quarter primarily due to strong comparable sales, mostly offset by higher commodity and labor costs, and to a lesser extent occupancy costs.

  - **APMEA:** The Company-operated margin percent for the quarter reflected strong comparable sales growth mostly offset by higher commodity, labor and occupancy costs. Acceleration of new restaurant openings in China negatively impacted the margin percent for the quarter. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters Ended March 31,	2012	2011
Food & paper	34.3	33.6
Payroll & employee benefits	25.6	25.9
Occupancy & other operating expenses	22.6	22.8
Total expenses	82.5	82.3
Company-operated margins	17.5	17.7

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 5% (6% in constant currencies) for the quarter primarily related to higher employee costs, including certain retirement benefits, and technology related costs.

- Selling, general & administrative expenses as a percent of revenues decreased to 9.1% for 2012 compared with 9.2% for 2011, and as a percent of Systemwide sales decreased to 2.8% for 2012 compared with 2.9% for 2011.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2012	2011
Gains on sales of restaurant businesses	$(15.7)	$(11.9)
Equity in earnings of unconsolidated affiliates	(40.4)	(37.2)
Asset dispositions and other (income) expense, net	16.5	0.2
Total	$(39.6)	$(48.9)

- Asset dispositions and other expense increased for the quarter primarily due to gains on unconsolidated partnership dissolutions in the U.S. in 2011.

5

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended March 31,	2012	2011	% Inc	% Inc Excluding Currency Translation
U.S.	$ 871.3	$ 793.0	10	10
Europe	699.3	675.3	4	8
APMEA	383.9	348.0	10	7
Other Countries & Corporate	10.1	9.6	5	44
Total	$1,964.6	$1,825.9	8	9

- *U.S.:* Operating results increased for the quarter primarily due to higher franchised margin dollars.

- *Europe:* Constant currency operating results increased for the quarter primarily due to stronger operating performance in Russia, the U.K. and Germany, driven by higher margin dollars.

- *APMEA:* Constant currency operating results for the quarter were driven primarily by stronger operating results in Japan and Australia.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the quarter 2012 and 2011 was 30.0% and 29.9%, respectively.

Interest Expense

- Interest expense increased 7% for the quarter primarily due to higher average debt balances.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters Ended March 31,	2012	2011
Interest income	$(11.5)	$ (7.8)
Foreign currency and hedging activity	0.5	0.5
Other (income) expense, net	(0.8)	14.2
Total	$(11.8)	$ 6.9

Income Taxes

- The effective income tax rate was 31.4% for the quarter 2012 compared with 28.8% for the quarter 2011. The effective income tax rate for the quarter 2011 reflected a nonrecurring deferred tax benefit related to certain foreign operations.

6

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2 percentage points to 2012 Systemwide sales growth (in constant currencies), most of which will be due to the 872 net traditional restaurants added in 2011.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3-4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2012, the total basket of goods cost is expected to increase 4.5-5.5% in the U.S. and 2.5-3.5% in Europe, with more pressure expected in the first half.

- The Company expects full-year 2012 selling, general & administrative expenses to increase approximately 6% in constant currencies, driven by certain technology investments, primarily to accelerate future restaurant capabilities, and costs related to the 2012 Worldwide Owner/Operator Convention and Olympics. The Company expects the magnitude of the increase to be confined to 2012. Fluctuations will be experienced between quarters due to the timing of certain items such as the Worldwide Owner/Operator Convention in the second quarter and the Olympics in the third quarter.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2012 to increase between 8% and 10% compared with 2011.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 24 cents.

- The Company expects the effective income tax rate for the full-year 2012 to be 31% to 33%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2012 to be approximately $2.9 billion. About half of this amount will be used to open new restaurants. The Company expects to open more than 1,300 restaurants including about 450 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 900 restaurants. The remaining capital will be used for reinvestment in existing restaurants. Nearly half of this reinvestment will be used to reimage more than 2,400 locations worldwide, some of which will require no capital investment from the Company.

7

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2012	2011	Inc/ (Dec)
U.S.*	14,049	14,016	33
Europe			
Germany*	1,418	1,390	28
France	1,231	1,198	33
United Kingdom	1,201	1,197	4
Spain	431	416	15
Italy	437	412	25
Russia	314	276	38
Other	2,152	2,095	57
Total Europe	7,184	6,984	200
APMEA			
Japan*	3,298	3,280	18
China	1,484	1,324	160
Australia	865	835	30
Taiwan	360	349	11
Other	2,895	2,694	201
Total APMEA	8,902	8,482	420
Other Countries & Corporate			
Canada*	1,408	1,436	(28)
Brazil	666	617	49
Other	1,308	1,270	38
Total Other Countries & Corporate	3,382	3,323	59
Systemwide restaurants	33,517	32,805	712
Countries	119	117	2

*   Reflected the following satellites: At March 31, 2012 – U.S. 1,023, Germany 182, Japan 892, Canada 438; At March, 2011 – U.S. 1,094, Germany 174, Japan 940, Canada 463.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2012	2011	Inc/ (Dec)
U.S.			
Conventional franchised	12,509	12,465	44
Company-operated	1,540	1,551	(11)
Total U.S.	14,049	14,016	33
Europe			
Conventional franchised	4,966	4,815	151
Developmental licensed	213	180	33
Total Franchised	5,179	4,995	184
Company-operated	2,005	1,989	16
Total Europe	7,184	6,984	200
APMEA			
Conventional franchised	861	883	(22)
Developmental licensed	1,816	1,506	310
Foreign affiliated	3,622	3,563	59
Total Franchised	6,299	5,952	347
Company-operated	2,603	2,530	73
Total APMEA	8,902	8,482	420
Other Countries & Corporate			
Conventional franchised	1,151	1,143	8
Developmental licensed	1,936	1,843	93
Total Franchised	3,087	2,986	101
Company-operated	295	337	(42)
Total Other Countries & Corporate	3,382	3,323	59
Systemwide			
Conventional franchised	19,487	19,306	181
Developmental licensed	3,965	3,529	436
Foreign affiliated	3,622	3,563	59
Total Franchised	27,074	26,398	676
Company-operated	6,443	6,407	36
Total Systemwide	33,517	32,805	712

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information on this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our global operating environment. The IEO segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The IEO segment has been contracting in many markets, including some major markets, due to unfavorable economic conditions, and this is expected to continue for the remainder of the year. Persistently high unemployment rates in many markets have also increased consumer focus on value and heightened pricing sensitivity. Combined with pressure on commodity, labor and occupancy costs, these circumstances affect restaurant sales and are expected to continue to pressure margins during 2012 in all operating segments, despite the strength of our brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by law or otherwise, costly to exercise or subject to litigation;

- Our ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and to motivate our restaurant personnel and our franchisees to achieve consistency and high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether we can complete our restaurant reimaging and rebuilding plans as and when projected and whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants, as well as sales and profitability targets;

- The costs and risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), including the risk that we will not realize fully the benefits of our investments in technology, which we are accelerating, as well as the potential for system failures, programming errors, breaches of security involving our systems or those of third-party operators

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of our systems and the risks of litigation, depending on the scope, nature and enforceability of our rights and obligations under contracts relating to information technology;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products (including their nutritional content), promotions and premiums, such as Happy Meals (collectively, our products), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The impact of social media and other mobile communications or photo applications that can be used to promote adverse perceptions of our operations or those of our suppliers, or to promote or threaten boycotts or other actions involving us or our suppliers, with significantly greater speed and scope than traditional media outlets;

- The success of our tiered approach to menu offerings and our ability to introduce new offerings, as well as the impact of our competitors' actions, including in response to our menu changes, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;

- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic and competitive conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified personnel to manage our operations and growth, particularly in certain developing markets; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, and the current challenging economic environment can be expected to continue to pressure our results.

Our results of operations are substantially affected by economic conditions, both globally and in local markets, and conditions can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges or restaurant closings. Some macroeconomic conditions have an even more wide-ranging and prolonged impact. The current global environment has been characterized by weak economies, persistently high unemployment rates, inflationary pressures and volatility in financial markets. Concerns about the ongoing Eurozone sovereign debt issues continue to affect both Europe and world markets. Widespread austerity measures in Europe are expected to continue to adversely affect consumer confidence, purchasing power and spending. This environment has also adversely affected business confidence and spending, and uncertainty about the long-term investment environment could further depress capital investment and economic activity. These unfavorable conditions are expected to persist for the remainder of the year. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling the continued market share gains that we have included in our plans, while at the same time enabling us to achieve our targeted operating income growth despite the current adverse economic conditions, resurgent competitors and a more costly and competitive advertising environment;

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- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of volatility in commodity and gasoline prices, which we expect will continue and may be exacerbated by developments involving the Middle East, and the effectiveness of pricing, hedging and other actions that we, franchisees and suppliers may take to address this environment;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;

- The impact of foreign exchange and interest rates on our financial condition and results;

- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings;

- The increasing focus on workplace practices and conditions, which may drive changes in practices or in the general commercial and regulatory environment that affect perceptions of our business or our cost of doing business; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of new, potential or changing regulation that can affect our business plans, such as those relating to marketing and the content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental and non-governmental organizations on sustainability matters, such as climate change, land use, energy and water resources, and animal welfare;

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- The impact of litigation trends, particularly in our major markets, including class actions, labor, employment and personal injury claims, franchisee litigation, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, workplace conditions, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks and costs associated with privacy, consumer protection and other laws, the potential costs arising from alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the related intellectual property rights or to our use of that intellectual property; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unfavorable global economic and extremely volatile market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.